MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management's Discussion and Analysis ("MD&A") has been prepared as at June 26, 2024 to provide a meaningful understanding of Burcon NutraScience Corporation's ("Burcon" or the "Company") operations, performance, and financial condition for the year ended March 31, 2024.  The following information should be read in conjunction with the Company's audited consolidated financial statements and related notes, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligation" or the Canadian Securities Administrators. Additional information relating to Burcon, including the Company's Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"), which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to the future financial and operating performance of the Company.    All statements, other than statements of historical fact, are forward-looking statements.  When used in this MD&A the words "estimate", "budget", "project", "believe", "anticipate", "intend", "expect", "plan", "projects", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved are intended to identify forward-looking statements.  The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;
  the Company's growth strategy;
  The Company's strategies for commercialization of its products;
  production costs and pricing of its plant proteins;
  marketing strategies for the Company's plant proteins;
  development of commercial applications for its plant proteins;
  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;
  ability to produce proteins and protein isolates at a cost level which will make them competitive with animal proteins;
  construction, commissioning and operation of production facilities;
  future protection of intellectual property and improvements to existing processes and products;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023 regulatory approvals;
  input and other costs; and
  liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to identify a suitable joint venture partner for its protein extraction and purification strategies;
  the Company's ability to execute its strategic and business strategies;
  the Company's and its potential partners' ability to construct, commission and operate its production facility;
  the Company's ability to contract with partner manufacturers to produce its plant proteins;
  the Company's or its potential licensing partners' ability to generate new sales;
  the Company's or its potential licensing partners' ability to produce, deliver and sell the expected product volumes at the expected prices;
  the Company's ability to obtain required regulatory approvals;
  the Company's ability to control costs;
  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;
  market acceptance and demand for the Company's or its potential licensing partners' products;
  the successful execution of the Company's business plan;
  achievement of current timetables for product development programs and sales;
  the availability and cost of labour and supplies;
  the availability of additional capital; and
  general economic and financial market conditions.

Although the Company believes that the factors and assumptions used to develop the forward-looking statements are reasonable, undue reliance should not be placed on such forward-looking statements.  The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023 the condition of the global economy;
  market acceptance of the Company's products;
  availability of input materials;
  changes in input materials and product pricing;
  changes in the Company's customers' requirements, the competitive environment and related market conditions;
  delays in the construction, commissioning and operation of production facilities;
  product development delays;
  changes in the availability or price of labour and supplies;
  the Company's ability to attract and retain business partners, suppliers, employees and customers;
  changing food or feed ingredient industry regulations;
  the regulatory regime;
  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and
  the Company's ability to protect its intellectual property;

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that Burcon NutraScience Corporation ("Burcon" or the "Company") will continue its operations and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations for the foreseeable future.  In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern, management considers all available information and actions within its control with respect to the future which is at least, but not limited to, twelve months from the end of the reporting period.

The Company has incurred losses since its inception and as at March 31, 2024, had an accumulated deficit of $142.0 million (March 31, 2023 - $134.6 million).  During the year ended March 31, 2024, the Company incurred a net loss of $7.4 million (2023 - $25.4 million) and had negative cash flow from operations of $5.8 million (2023 - $6.0 million).

The Company began commercial production of its hemp protein isolate in the year ended March 31, 2024, and subsequent to March 31, 2024, the Company generated revenue from the sale of the hemp protein isolate and from the provision of contract research services. The Company has not earned significant revenues from its technology licensing.

The Company's ability to continue as a going concern is dependent upon the Company's ability to successfully commercialize its technology and scale production and to raise additional capital to fund its planned commercialization activities and research and development activities. The Company has historically relied on equity and debt financings to fund its operations. While the Company is considering various financing options for its short-term and long-term liquidity requirements to maintain its operations and fund its commercialization and research and development activities,  there can be no assurance that additional financing may be available on acceptable terms, if at all. If Burcon is unable to raise additional funds when it needs them, it may be required to delay, reduce or eliminate some or all of its commercialization efforts or research and development programs. Therefore, these conditions result in material uncertainties that may cast significant doubt over the Company's ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its commitments, realize its assets and discharge its liabilities in the normal course. These consolidated financial statements do not reflect adjustments to the carrying values of assets and liabilities and adjustments to revenues and expenses that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Burcon is a global technology leader in the development of plant-based proteins, having developed an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  Our environmentally friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers.  Our patent portfolio currently consists of 129 issued patents worldwide, including 61 issued U.S. patents, and in excess of 80 additional patent applications, 13 of which are U.S. patent applications.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

MERIT FUNCTIONAL FOODS CORPORATION

Burcon has a 100% interest in Burcon NutraScience Holdings Corporation ("Burcon Holdings"), which was incorporated in 2019 to hold Burcon's interest in Merit Functional Foods Corporation ("Merit Foods"). Burcon Holdings' current ownership interest in Merit Foods is 31.6%.

Up to March 1, 2023 when Merit Foods was placed in receivership (see below), the business of Merit Foods was the production, sales, marketing and distribution of Burcon's pulse protein ingredients, including Peazazz® and Peazac® pea proteins and Burcon's canola proteins, Supertein®, Puratein® and Nutratein® (collectively the "Products").

Under the amended license and production agreement (the "Amended License Agreement'), Merit Foods had the exclusive rights over Burcon's pulse proteins and canola protein technologies across all geographic regions and all product uses.  Burcon received running royalties on the net revenue (as defined in the Amended License Agreement) from the sales of the Products by Merit Foods.  In order to retain its exclusive license, Merit Foods was required to meet certain commercialization obligations by certain deadlines under the Amended License Agreement, failing which Burcon could exercise its option to convert the Merit license to a non-exclusive license.  Burcon has exercised its option to convert the license and therefore, Burcon will be entitled to make, have made, use, market and sell the Products on a non-exclusive basis and to grant any such rights to any other person.

On March 1, 2023, a court order (the "Order") was granted under the Business and Insolvency Act to appoint a receiver (the "Receiver") of all of the assets, undertakings and properties of Merit Foods. Pursuant to the Order, the Receiver was authorized to sell all of the assets, undertakings and properties of Merit Foods (the "Property"), including protein products that were produced under the Amended License Agreement, and set out in a sales process for the Property.

Burcon Holdings made loan advances (the "Merit Promissory Notes") in the aggregate of $17.1 million to Merit Foods, which were non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, and had a term of 15 years.  Notional interest was accruing on the loan receivable at 11% per annum, which was considered to be the market rate of interest.  For the year ended March 31, 2024, Burcon recorded interest accretion of $nil (2023 - $335,641).  Due to Merit Foods being placed in receivership on March 1, 2023, the loans to Merit Foods were considered to be credit-impaired.  During the year ended March 31, 2024, Burcon recorded a write-off of its loan to Merit Foods of $nil (2023 - $4,358,630).

Merit Foods incurred cumulative operating losses and negative operating cash flows that adversely impacted its financial situation and liquidity position. During the year ended March 31, 2023, Merit Foods was placed into receivership and management concluded there was objective evidence of impairment related to its investment in Merit Foods. During the year ended March 31, 2024, Burcon recorded a write-off of its investment in Merit Foods of $nil (2023 - $7,987,304).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

As of March 31, 2024 and 2023, the carrying value of the investment in and loans to Merit Foods comprised of:

	Investment in share capital	Capital contribution	Loans receivable	Total net investment
Net investment in Merit Foods, March 31, 2022	1	10,174,566	3,228,207	13,402,774
Activities during the year ended March 31, 2023:
Share of loss in Merit Foods	-	(5,499,906)	-	(5,499,906)
Loan advances	-	3,312,643	794,782	4,107,425
Write-off of investment	(1)	(7,987,303)	-	(7,987,304)
Interest accretion	-	-	335,641	335,641
Write-off of loan receivable	-	-	(4,358,630)	(4,358,630)
Net investment in Merit Foods, March 31, 2023 and March 31, 2024	-	-	-	-

During the year ended March 31, 2024, Burcon recorded royalty income of $184,359 from the Receiver's sale of Products (2023 - $363,913 from Merit Foods' sales of Products) and recorded a loss allowance for royalty receivable from Merit Foods of $100,000 (2023 - $167,692) in interest and other expense. At March 31, 2024, $nil was included in amounts receivable (2023 - $100,000).

Summary financial position and financial results for Merit Foods

	Year ended March 31, 2024	Year ended March 31, 2023
	$	$
Total revenue	N/A	7,718,720
Loss for the year	N/A	(17,404,766)

No additional financial information was available to Burcon subsequent to December 31, 2022 as a result of Merit Foods being placed into receivership on March 1, 2023.  The above reported financial results for the year ended March 31, 2023 include only the nine month period ended December 31, 2022. There was no available information regarding Merit Foods financial position as at March 31, 2024 or 2023.

At the date that Merit Foods was placed into receivership, Merit Foods had a total outstanding loan facilities of $95 million from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada ("FCC"), and the Canadian Imperial Bank of Commerce ("CIBC").  All shareholders of Merit Foods pledged their shares in Merit Foods as security under the loan facilities from EDC and FCC.  The Merit Promissory Notes were postponed, assigned and pledged to EDC and FCC.  In addition, all shareholders of Merit Foods have provided guarantees for the indebtedness to EDC and FCC, which are joint and several.  Burcon Holdings' guarantees provided to EDC and FCC are unlimited.  Interest continues to accrue on the loans from EDC and FCC during the receivership process.  Since the date Merit Foods was placed in receivership, Burcon Holdings has not received communication from EDC and FCC with respect to the EDC/FCC Guarantees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

In April 2020, Burcon Holdings and the other partners in Merit Foods provided guarantees in the aggregate amount of $1.25 million to CIBC (the "CIBC Guarantee"), of which Burcon Holdings' proportionate share as at March 31, 2024 was $416,625.  On February 24, 2023, Burcon Holdings received a letter from CIBC for its guarantee amount of the CIBC Guarantee. During the year ended March 31, 2024, CIBC was repaid in full by the Receiver.

Merit Foods had also received additional debt financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada (the "AIP Loan").  Burcon Holdings and the Partners provided a guarantee for the AIP Loan (the "AIP Guarantee").  The obligations of the AIP Guarantee are joint and several.  However, Burcon Holdings and the Partners (the "AIP Guarantors") entered into a reciprocal indemnity agreement (the "Indemnity Agreement').  Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their original respective shareholding percentage in Merit Foods.  Since the date Merit Foods was placed in receivership, Burcon Holdings has not received any communication from AIP with respect to the AIP Guarantee.

As at March 31, 2024, Burcon Holdings' total exposure from principal amounts of guarantees provided to EDC, FCC, AIP and CIBC is up to $101.0 million (2023 - $99.4 million).

Deconsolidation of Burcon Holdings

Burcon Holdings' sole asset and activity were the investment in and loans to Merit Foods and therefore considered a single asset entity.  Effective upon Merit Foods being placed in receivership on March 1, 2023, the remaining relevant activities of Burcon Holdings are considered to be winding up and termination procedures to minimize losses to the Company. However, due to the pledge and assignments agreements in place, as disclosed above, the winding up and termination procedures of Burcon Holdings would not provide any returns.  Moreover, the Company does not have any obligations nor any expectation to fund Burcon Holdings, which limits the Company's exposure to losses.  Further, the activities of Merit Foods are now primarily executed to ensure that the lenders will maximize the recovery of their investment, and the equity holders of Merit Foods have no prospect of returns due to the significant amount of debt liabilities.  The Company is not able to use its power over Burcon Holdings to impact returns as it relates to Merit Foods and has no expectation that Burcon Holdings will generate new activities that will allow it to return to profitable operations.  Accordingly, the Company determined that it had lost control of Burcon Holdings.  There is no recourse to the Company of Burcon Holdings' obligations, including the guarantees Burcon Holdings provided to EDC, FCC, AIP and CIBC.  Accordingly, on March 1, 2023, the Company derecognized the assets and liabilities of Burcon Holdings.

No gain or loss was recorded as a result of the deconsolidation of Burcon Holdings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

Due to the loss of control of Burcon Holdings, the Company's interest in this subsidiary is accounted for as a financial asset after deconsolidation with a fair value of $nil, because there is no expectation of recoverability of the asset, operations or earnings in the future.

WINNIPEG TECHNICAL CENTRE ("WTC")

During the year ended March 31, 2024, the WTC focused primarily on further development of its novel processes, including sunflower protein and hemp protein isolates.

In May 2023, Burcon announced that it has successfully completed end-to-end validation trials of its novel sunflower protein processes that were developed during fiscal 2023, using commercial-scale equipment at the WTC. Burcon has validated that its sunflower protein process is ready for commercial scale up.  During fiscal 2024, Burcon entered into a number of material transfer agreements with potential customers and has received positive feedback.  Burcon continues to explore potential opportunities to commercialize its sunflower protein process.

Also in May 2023, Burcon announced that it will be expanding its protein development and innovation business by offering pilot plant processing and scale-up validation as a service for third parties.  Burcon's WTC comprises 10,000 square feet of lab and pilot-scale production area utilizing state-of-the-art commercial processing equipment for start-to-finish product development.  Manufacturers looking to upcycle by-products, develop end-to-end processes or to validate and scale-up a process can leverage the Company's infrastructure and food processing expertise.  As of the date of this MD&A, Burcon has completed contract research services for an industry peer and continues to engage in discussions with other parties to provide contract services.

STRATEGIC PARTNERSHIPS AND COLLABORATIONS

Burcon continued with its discussions and negotiations with potential partners on additional plant-based protein opportunities.  As part of Burcon's strategy to get closer to customers and end markets and to have greater control over the manufacture of Burcon's proteins, the Company is evaluating and pursuing multiple routes-to-market. Concurrent with partnership discussions, Burcon is exploring additional routes-to-market with the goal of reducing time required to achieve commercial production and sales.

HEMPSEED PROTEIN ISOLATE AND COLLABORATION

In July 2023, Burcon announced that it has partnered with HPS Food and Ingredients Inc. ("HPS"), a global leader in hempseed-based food ingredients, to explore the commercialization of Burcon's hempseed protein isolate. Burcon's novel hempseed protein isolate contains 95% protein, has a neutral flavour profile, exhibits an off-white colour, and disperse well when mixed in solution. These functional attributes are expected to enable the hempseed protein isolate to formulate well in various applications, including beverages, snacks, bars, baked goods, plant-based dairy and meat alternatives. In addition, Burcon's hempseed protein isolate technology uses hempseed grown and processed in North America, which is known for its minimal environmental footprint, its role in promoting soil health and regenerative agriculture.

The goal of the collaboration is to capitalize on the hempseed protein market trend and deliver plant-based protein solutions to customers worldwide. Through this partnership, Burcon and HPS aim to leverage their combined expertise to accelerate market adoption of Burcon's hempseed protein isolate ("Hemp Product").

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

After completion of certain market development work and due diligence, Burcon and HPS launched the novel Hemp Product at the Institute of Food Technologies 2023 Annual Meeting and Exposition held in Chicago, IL in July 2023.  Thereafter, Burcon and HPS further showcased the Hemp Product at various tradeshows, including Natural Products Expo East in Philadelphia, PA, SupplySide West in Las Vegas, NV, Natural Products Expo West in Anaheim, CA and SupplySide East in Secaucus, NJ.

Burcon and HPS have received extensive positive feedback and requests for product samples from potential customers. Burcon and HPS have been working with the potential customers in providing samples, comprehensive product data including nutritional information, specifications and application concept sheets and collaborating to develop consumer food applications.

In December 2023, Burcon announced that it had entered into a production agreement with its partner manufacturer to bring the Hemp Product to market.  Burcon combined its proprietary equipment with existing infrastructure and manufacturing capabilities of its contract partner to commercially produce the Hemp Products.

In March 2024, Burcon announced that it has successfully completed end-to-end validation trials and the start of commercial-scale production for the world's first high purity 95% Hemp Product. In May 2024, Burcon achieved its first commercial sale of its 95% Hemp Product.

CANOLA PROTEIN LAUNCH

During fiscal 2024, Burcon received interest from potential customers for its canola proteins.  Subsequent to March 31, 2024, the Company announced the launch of its high-purity, nutritionally complete canola protein, derived from non-GMO, Canadian-grown canola seeds.  With over 90% protein purity, a neutral flavour, high solubility across a broad pH range and other functionality attributes, this protein is expected to allow food ingredient companies to create a wide range of innovative, nutritious, sustainable and great-tasting food and beverage products.  The Company expects to begin commercial production and sales in the latter half of fiscal 2025.

OTCQB LISTING

On May 8, 2024, Burcon's common shares began trading in the US on the OTCQB Venture Market, under the symbol "BRCNF".

PRIVATE PLACEMENTS

Burcon completed a private placement of 12,880,829 units (the "2023 Units") from May 8, 2023 to May 16, 2023 at a price of $0.265 per 2023 Unit for gross proceeds of $3,413,420 and net proceeds of $3,358,237, after issue costs of $55,183.

Each 2023 Unit consisted of one common share and one share purchase warrant ("2023 Warrant").  Each 2023 Warrant is exercisable at $0.35 for one common share for a period of 36 months from the applicable closing date of each tranche. As at March 31, 2024 and the date of this MD&A, 12,880,829 of the 2023 Warrants were outstanding.

Gross proceeds of the May 2023 private placement have been recorded at $3,181,093 and $232,327 to capital stock and warrants, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

On March 12, 2024, Burcon completed a private placement of 20,298,418 units (the "2024 Units") at a price of $0.215 per 2024 Unit for gross proceeds of $4,364,160 and net proceeds of $4,290,643, after issue costs of $73,517.

Each 2024 Unit consisted of one common share and one-half share purchase warrant ("2024 Warrant").  Each whole 2024 Warrant is exercisable at $0.27 to acquire one common share up to March 12, 2026.  As at March 31, 2024 and the date of this MD&A, 10,149,208 2024 of the 2024 Warrants were outstanding.

Gross proceeds of the March 2024 private placement have been recorded at $4,364,160 and $nil to capital stock and warrants, respectively.

The Company is using the proceeds from the May 2023 and March 2024 private placements to accelerate its commercial plans to meet customer demand for its protein products, accelerate launch plans for its protein products, fund activities associated with the production and sale of its hemp proteins, fund activities associated with efforts to identify a strategic partner for the commercialization of Burcon's other proteins, including sunflower, further develop Burcon's protein extraction and purification technologies and pursue new related products, fund Burcon's patent activities, and to fund general working capital.

PROTEIN INDUSTRIES CANADA

Protein Industries Canada ("PIC") is an industry-led, not-for-profit organization committed to positioning Canada as a global source of high-quality plant protein ingredients.  It is one of Canada's five innovation superclusters, which are government-initiated efforts to boost Canada's job market, GDP, research and innovations.

In March 2024, Burcon announced it has entered into a collaborative agreement with PIC for the scale-up and commercialization of hempseed and sunflower seed protein.  In collaboration with HPS and Puratos Canada, a manufacturer and supplier of bakery ingredients, Burcon will lead the commercialization efforts for its high purity hempseed and sunflower seed protein ingredients.

In March 2022, Burcon entered into a collaborative agreement with PIC for the development of high-quality protein ingredients from sunflower seeds. Burcon partnered with Pristine Gourmet, a processor of 100% pure Canadian non-GMO cold pressed virgin oils, to develop Burcon's novel process for the production of sunflower protein ingredients. Premium sunflower protein isolate that contains greater than 90% protein purity, with exceptional taste and functionality, has the potential of setting a new benchmark in the growing plant-based ingredients market.  The project's objective was to fine-tune and scale up an economical extraction and isolation process from the by-product (pressed cake) of sunflower oil production. This project was completed on March 31, 2023.

During the year ended March 31, 2024, Burcon recorded PIC grants of $457,118 (2023 - $453,239) as government assistance against research and development expenses, general and administrative expenses, inventory and property and equipment, of which $457,118 is included in amounts receivable as at March 31, 2024 (March 31, 2023 - $169,648). On March 27, 2024, Burcon received an advance payment of $250,000 in respect of eligible expenses to be incurred in subsequent periods, all of which was included in deferred government assistance as at March 31, 2024 (March 31, 2023 - $nil).

Subsequent to March 31, 2024, Burcon received payment of $457,118 from PIC in respect of amounts outstanding at March 31, 2024.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

SECURED LOAN

In June 2022, Burcon entered into a loan agreement with Large Scale Investments Limited ("Large Scale"), a wholly owned subsidiary of Firewood Elite Limited ("Firewood"), for a secured loan (the "Secured Loan") of up to $10 million (the "Loan Amount").  Firewood, a related party of Burcon that has significant influence over the Company, is wholly owned by Mr. Alan Chan, a director of the Company.

The Secured Loan is available to Burcon in two tranches of $5 million each upon satisfaction of certain conditions with respect to each tranche.  The first tranche's closing date was June 22, 2022 and had an initial maturity date of July 1, 2024.  On August 2, 2023, Burcon and Large Scale entered into a letter agreement to amend the first tranche maturity date to July 1, 2025. As the debt modification was not considered to be substantial, the revised carrying amount of the loan has been recalculated by discounting the revised estimated future cash flows at the original effective interest rate of 9.12%.

In June 2023, Burcon and Large Scale entered into a letter agreement to amend certain conditions to be satisfied by Burcon for the advance of the second tranche. The Company met these conditions and the second tranche closed on December 17, 2023, with a maturity date of December 17, 2025.  The effective interest rate of the second tranche is 10.15%.

The drawn portion of the Loan Amount bears interest at 8% per annum payable on the Maturity Date of each tranche and is secured by all assets of Burcon.  Burcon is to pay a commitment fee of 1% of the undrawn amount of the Loan Amount under each tranche on (i) the closing date of such tranche and (ii) each annual anniversary of the closing date of each tranche.

The Secured Loan is recognized net of transaction costs, inclusive of the commitment fee, and issuance costs are accreted over the term to maturity.

Years ended March 31 (in thousands of dollars)

	2024	2023

Balance, beginning of year	5,112	-
Drawdowns	1,000	5,000
Debt issue costs	(50)	(90)
Interest expense accreted	343	202
Balance, end of year	6,405	5,112

DIRECTOR APPOINTMENT

Mr. John Vassallo was elected to Burcon's Board of Directors at the annual general meeting held on September 20, 2023. Mr. Vassallo has over 30 years' experience in asset acquisition, development and management across several industries in multiple U.S. states. As founder and CEO of Mos RE, LLC, Mr. Vassallo focuses on real estate development, land entitlements, redevelopment and strategic reuse of underutilized buildings by utilizing multi-source financing packages. Mr. Vassallo is also founder and CEO of Global Restaurant Systems, LLC, a multi-faceted management and consulting company providing inclusive restaurant development and operating services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

INTELLECTUAL PROPERTY

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon has filed patent applications in various countries over its inventions.  Burcon's patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;
  Applications to protect the uses of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins including sunflower and hemp proteins, for example, as functional food and beverage ingredients; and
  Applications to protect the "signature characteristics" of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins, including sunflower and hemp proteins.

As part of Burcon's regular review of its patent portfolio, Burcon focuses its efforts on the maintenance and prosecution of patents that are essential to achieving its strategic efforts. Accordingly, Burcon may defer or cease its maintenance payments on certain non-core patents and patent applications which it deems to be non-essential or redundant for the purposes of achieving its strategic objectives.

Burcon currently holds 61 U.S. issued patents relating to canola protein, soy protein, pulse (including pea) protein, flax protein and protein from other oilseeds including sunflower and hemp.  In addition, Burcon has a further 13 patent applications currently filed with USPTO.

As of the date of this MD&A, Burcon's patents and patent applications cover over 49 distinct inventions.  Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  Together with patents issued in other countries, Burcon now holds a total of 129 issued patents covering inventions that include the 61 granted U.S. patents.  Currently, Burcon has over 80 additional patent applications that are being reviewed by the respective patent offices in various countries.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") MATTERS

Burcon's extraction processes use no harsh chemicals and emit no noxious odours or significant waste products.  Biodegradable, natural and/or recyclable input materials, end-products and by-products are used and, therefore, are expected to present no significant environmental risk.  As such, Burcon does not foresee any financial and operational effects of environmental protection or requirements on the capital expenditures, earnings and the competitive position of Burcon in the foreseeable future.

As part of Burcon's sustainability initiatives to reduce the environmental impact of food and agriculture through its plant-based protein technologies, management is actively investigating sustainability disclosure frameworks to which Burcon may utilize to identify and quantify its carbon footprint of its technologies and ongoing research and development.  Identifying the sustainability issues pertinent to Burcon's operations and technologies is the first step in the process of reducing environmental emissions.

In June 2023, The International Sustainability Standards Board (ISSB) released standards which set out requirements for sustainability (IFRS S1) and climate-related (IFRS S2) financial disclosures (ISSB Standards).  The Canadian Sustainability Standards Board (CSSB) then published, in March 2024, two draft standards (CSDS 1 and CSDS2), which are almost identical to the ISSB Standards for comment and could be finalized by the end of 2024.  In addition, the Canadian Securities Administrators (CSA) intend to modify the proposed National Instrument 51-107 taking into account the CSSB standards and expects to implement mandatory sustainability reporting for issuers soon.  Reporting requirements will generally require governance disclosure, strategy disclosure, risk management disclosure and metrics and targets disclosure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

Based on Burcon's preliminary materiality assessment of its operations, Burcon has identified the following top five sustainability issues it believes are the most material to its business and stakeholders:

1. Greenhouse gas emissions

2. Energy management

3. Water and wastewater management

4. Product quality and safety

5. Employee health and safety

Burcon is in a unique position where it conducts research and development on a small pilot scale to develop technologies for the global commercialization of its novel protein ingredients.  As such, Burcon does not believe it is exposed to environmental and climate-related issues on the same scale as major agricultural and ingredient processors.  Nevertheless, Burcon believes it may be in the best interests of Burcon, its stakeholders and investors for the Company to identify and provide transparency around its sustainability initiatives to address the ESG issues most relevant to the Company.

With a goal to assess Burcon's carbon footprint, Burcon intends to further explore methods of data collection, where the Company can begin to quantify the top five environmental impacts listed above associated with all the stages of technology development - from conception to commercialization.  To meet mandatory reporting requirements once implemented, Burcon expects that it may be required to engage a consultant with expertise on ESG matters to assist Burcon with this process.  Burcon believes that a comprehensive ESG review and preparation of a report may require at least 12 months or more to complete.

SUMMARY OF OPERATING RESULTS

Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2024	2023
Royalty income	184	364
Loss for the year	(7,446)	(25,364)
Basic and diluted loss per share	(0.06)	(0.23)
Total assets	12,913	9,899
Total long-term liabilities	6,405	5,137
Weighted average shares outstanding (thousands)	121,398	108,729

RESULTS OF OPERATIONS

As at March 31, 2024, Burcon has not yet generated any significant revenues from its technology.  For the year ended March 31, 2024, the Company recorded a loss of $7,446,193 (2023 - $25,364,250) or $0.06 per share (2023 - $0.23).  Loss from operations for the year ended March 31, 2024 was $7,018,975 (2023 - $7,525,270).  The significantly lower loss for fiscal 2024 over fiscal 2023 is due to the write-off of $12.3 million for the investment in and loans to Merit Foods and share of loss of $5.5 million in Merit Foods in fiscal 2023, as discussed on page 5 of this MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

The following provides a comparative analysis of significant changes in major expenditures items.

Research and development expenses

Components of research and development ("R&D") expenditures for years ended March 31 (in thousands of dollars)

	2024	2023
Salaries and benefits	1,919	2,244
Intellectual property	599	1,011
Amortization of deferred development costs	421	421
Laboratory operation	361	390
Analyses and testing	338	103
Depreciation of property and equipment	252	209
Rent	117	179
Travel and meals	26	16
	4,033	4,573
Government assistance	(454)	(448)
Research and development expenses	3,579	4,125

Salaries and benefits

Included in salaries and benefits is stock-based compensation of $367,000 (2023 - $670,000). The lower stock-based compensation expense incurred during fiscal 2024 is due to lower fair values of options granted during this year, which is partially offset by a higher number of options being granted during this year. The lower stock-based compensation drove the lower salaries and benefits for the year ended March 31, 2024.

Intellectual property

Intellectual property expenses decreased $412,000 from $1,011,000 for the year ended March 31, 2023 to $599,000 for the year ended March 31, 2024.  During fiscal 2024, Burcon conducted a strategic review of its patent portfolio to eliminate patents that have limited commercial value.  Burcon focused its intellectual property spend on patents that are essential to its strategic objective and ceased maintenance payments on non-core patents and patent applications.  The process resulted in a significant reduction in patent expenses during fiscal 2024.

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies.  Over the years, Burcon believes it has developed a dynamic and extensive patent portfolio and has filed patent applications in various countries over its inventions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

Analyses and testing

Analyses and testing costs increased from $103,000 for the year ended March 31, 2023 to $338,000 for the year ended March 31, 2024. As noted above, Burcon began commercial validation trials for its hempseed protein isolate in Q4 2024, which drove the increase in analyses and testing costs.

General and administrative expenses

Components of general and administrative ("G&A") expenditures for years ended March 31 (in thousands of dollars)

	2024	2023
Salaries and benefits	2,071	2,206
Professional fees	994	613
Office supplies and services	255	415
Travel and meals	125	95
Investor relations	114	351
Depreciation	30	31
Transfer agent and filing fees	28	48
Other	12	4
Financing expense	-	1
	3,629	3,764
Government assistance	(4)	-
General and administrative expenses	3,625	3,764

Salaries and benefits

Included in salaries and benefits for the year ended March 31, 2024 is stock-based compensation expense of $436,000 (2023 - $587,000).  The lower stock-based compensation expense incurred during fiscal 2024 is due to lower fair values of options granted during this year, which is partially offset by a higher number of options being granted during this year. The lower stock-based compensation drove the lower salaries and benefits for the year ended March 31, 2024.

Professional fees

Professional fees increased during fiscal 2024 by $381,000 over fiscal 2023.  The increase is mainly attributed to $519,000 increase in consultants hired in respect of business development and in developing the Burcon 2.0 strategy. This was partially offset by $104,000 of lower legal fees in respect of Merit Foods and US listing matters incurred in fiscal 2023 as Burcon delisted from Nasdaq in fiscal 2023.

Investor relations

Investor relations expenses decreased by $237,000 in fiscal 2024 over fiscal 2023.  The decrease is mainly attributed to the Nasdaq delisting that occurred in fiscal 2023. The Company incurred no Nasdaq annual fees in fiscal 2024 as compared to $77,000 in fiscal 2023. The Company also incurred lower US investor outreach costs of $92,000 as a result of the Nasdaq delisting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

LIQUIDITY AND FINANCIAL POSITION

At March 31, 2024, the Company had cash of $4.2 million.  The Company also has access to $4.0 million of undrawn capacity on Tranche 2 of the Secured Loan.

Net cash used in operations during the year ended March 31, 2024 was $5,777,000, as compared to $6,015,000 last year.  Net cash used in operations in fiscal 2024 decreased by $238,000 due to lower R&D and G&A expenses and lower investment in working capital in fiscal 2024 relative to fiscal 2023. These decreases were partially offset by a $180,000 decrease in royalty revenue in fiscal 2024 over fiscal 2023.

At March 31, 2024, Burcon had working capital of $3.8 million (March 31, 2023 - $1.2 million).  As at March 31, 2024, Burcon had a commitment for contract manufacturing totaling $70,000. Subsequent to March 31, 2024, Burcon further committed to $500,000 of contract manufacturing. Subsequent to March 31, 2024, Burcon committed to the purchase of capital equipment that it was leasing as at March 31, 2024, with a committed purchase price of $212,000.  Burcon expects to incur $715,000 in patent expenditures for fiscal 2025, which is an increase over actual expenditures incurred in fiscal 2024 of $576,000.  Burcon expects an increase in patent expenditures as a result of four patent applications related to key technologies for hemp and sunflower protein isolate production moving to the national phase of the application process.

During the year ended March 31, 2024, the Company began commercial production of its hemp protein isolate.  Subsequent to March 31, 2024, the Company and HPS announced it has achieved first commercial sale of their hemp protein isolate.  Also subsequent to March 31, 2024, Burcon announced it has successfully completed its first contract research services. The Company has not earned significant revenues from its technology licensing.

The Company is considering various financing options for its short-term and long-term liquidity requirements to maintain its operations and fund its commercialization and research and development activities. There can be no assurance that additional financing may be available on acceptable terms, if at all.

FINANCIAL INSTRUMENTS

The Company's financial instruments are cash, amounts receivable, accounts payable and accrued liabilities and Secured Loan.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligation under a financial instrument or customer contract, leading to a financial loss being incurred by the Company. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, amounts receivable, and loans receivable.

The Company's cash may comprise interest-bearing savings instruments with Canadian chartered banks.  The Company limits its exposure to credit loss by placing its cash with two Canadian chartered banks.

The carrying amounts of financial assets represent the maximum credit exposure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

The Company's exposure to credit risk is influenced mainly by the individual characteristics of its customers. The Company's loans receivable from Merit Foods are considered credit-impaired following Merit Foods being placed in receivership on March 1, 2023, resulting in impairment of amounts receivables attributable to Merit Foods and loans to Merit Foods.

The remaining amounts receivable consist of PIC reimbursements.  These are government-funded or government-related expenses based on contracts and carry minimal credit risk.

Expected credit loss on financial assets recognized in statements of operations and comprehensive loss were as follows:

(thousands of Canadian dollars)

	2024	2023

Expected credit loss on accounts receivable arising from contracts with customers	100	178
Expected credit losses on loans receivable	-	4,359
	100	4,537

Interest rate risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows of a financial instrument will fluctuate because of changes in market interest rates.  All of the Company's financial instruments are non-interest bearing except for cash that earns interest at variable market rates and the secured loan at a fixed rate.  The Company is not subject to interest rate risk on its secured loan with Large Scale as the loan is on a fixed rate basis.  Burcon's cash is held at two Canadian chartered banks to maximize interest and to diversify risk.  For the year ended March 31, 2024, the weighted average interest rate earned on the Company's cash was 4.33% per annum (2023 - 2.49% per annum).  The impact of a 1% strengthening or weakening of interest rates on the Company's cash at March 31, 2024 is estimated to be a $39,000 (2023 - $15,000) increase or decrease in interest income per year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.

(in thousands of dollars)

March 31, 2024	Carrying amount	Contractual cash flows	1 year	2 years	3-5 years
Accounts payable and accrued liabilities	843	843	843	-	-
Lease liabilities	261	273	273	-	-
Secured Loan	6,405	6,573	-	6,573	-
	7,509	7,689	1,116	6,573	-

March 31, 2023	Carrying amount	Contractual cash flows	1 year	2 years	3-5 years
Accounts payable and accrued liabilities	591	591	591	-	-
Lease liabilities	59	129	98	31	-
Secured Loan	5,112	5,155	-	5,155	-
	5,762	5,875	689	5,186	-

The contractual cash flows of Secured Loan include accrued interest expense payable.

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash, amounts receivable, accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the investment in Burcon Holdings is a level 3 fair value and was estimated based on expectation of recoverability of the asset, operations or earnings in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

The carrying values and fair values of financial instruments, by class, are as follows as at March 31, 2024 and 2023:

(in thousands of dollars)

As at March 31, 2024
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Financial assets
Cash	-	4,197	-	4,197
Amounts receivable	-	465	-	465
Investment in Burcon Holdings	-	-	-	-
Total	-	4,662	-	4,662

Financial liabilities
Accounts payable and accrued liabilities	-	-	843	843
Secured Loan	-	-	6,405	6,405
Total	-	-	7,248	7,248

As at March 31, 2023
	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
Financial assets
Cash	-	1,457	-	1,457
Amounts receivable	-	332	-	332
Investment in Burcon Holdings	-	-	-	-
Total	-	1,789	-	1,789

Financial liabilities
Accounts payable and accrued liabilities	-	-	591	591
Secured Loan	-	-	5,112	5,112
Total	-	-	5,703	5,703

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

Currency risk

The Company has not hedged certain of its liabilities from currency fluctuations.  As at March 31, 2024 and March 31, 2023 the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	March 31, 2024	March 31, 2023
U.S. Dollars (in thousands)
Cash	1,563	101
Accounts payable and accrued liabilities	(61)	(24)
Net exposure	1,502	77

Canadian dollar equivalents (in thousands)	2,036	104

Based on the above net exposure at March 31, 2024, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in a decrease/increase of approximately $204,000 (March 31, 2023 - $8,000) in the Company's loss from operations.

OUTSTANDING SHARE DATA

As at March 31, 2024, Burcon had 142,088,933 common shares outstanding, 28,030,037 share purchase warrants outstanding that are exercisable at a weighted average exercise price of $0.31 per share, 9,689,931 stock options outstanding exercisable at a weighted average exercise price of $1.35 per share, and 341,000 restricted share units outstanding.  As at the date of this MD&A, Burcon has 142,098,096 common shares outstanding, 9,597,899 stock options outstanding exercisable at a weighted average price of 1.34 per share, 28,030,037 share purchase warrants outstanding that are exercisable at a weighted average exercise price of $0.31 per share, and 323,000 restricted share units outstanding.

QUARTERLY FINANCIAL DATA

(Derived from unaudited interim financial statements.  All figures in thousands of dollars, except per-share amounts)

	Three months ended
	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023
Revenue	-	-	184	-
Interest and other income	18	14	29	27
Total comprehensive loss for the period	(2,069)	(2,031)	(1,434)	(1,912)
Basic and diluted loss per share	(0.02)	(0.02)	(0.01)	(0.02)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

	Three months ended
	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Revenue	-	161	112	91
Interest and other income	54	131	131	109
Management fee income	-	19	18	7
Impairment on investment in Merit Foods	-	(7,987)	-	-
Impairment loss on loans to Merit Foods	-	(4,334)	(7)	(18)
Total comprehensive loss for the period	(1,831)	(16,303)	(3,234)	(3,996)
Basic and diluted loss per share	(0.02)	(0.15)	(0.03)	(0.04)

Fiscal 2024 fourth quarter loss increased by $238,000 over the same quarter in fiscal 2023.  The increase is due mainly to increased general and administrative costs of $184,000 driven by higher professional fees for consultants in respect of strategy and business development and a $100,000 increase in loss allowance for royalty receivable. These increases were partially offset by lower research and development costs of $86,000 driven by a higher amount of government assistance.

RELATED PARTY TRANSACTIONS

Burcon had a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  For the year ended March 31, 2024, included in interest and other income are $nil (2023 - $44,402) for services provided by Burcon to Merit Foods.

Merit Foods also provided certain consulting services to Burcon. For the year ended March 31, 2024, included in professional fees are $nil (2023 - $19,145) for services provided by Merit Foods to Burcon.

On March 25, 2024, the Company entered into a one-year consulting agreement with a director of the Company for the provision of financial and strategic advisory services.  As compensation for the services, the Company issued of 5,000,000 warrants ("Consultant Warrants").  Each Consultant Warrant is exercisable to acquire one common share at an exercise price of $0.27 up to June 25, 2026.  Vesting of the Consultant Warrants are subject to shareholder approval, which will be sought at the Company's annual general meeting expected to be held in September 2024.  If shareholder approval is not obtained, the Consultant Warrants will expire and the Company will pay a cash fee of $450,000.  The Consultant Warrants are measured at a fair value of $0.09 per Consultant Warrant, which was determined from the fair value of the services to be received.

During the year ended March 31, 2024, Burcon made drawdowns totaling $1.0 million from the second tranche of the Secured Loan (2023 - $5.0 million from the first tranche of the Secured Loan).  Burcon incurred a commitment fee of $50,000 to Large Scale on closing of the second tranche of the Secured Loan (2023 - $50,000 on closing of the first tranche of the Secured Loan) and recorded $342,397 (2023 - $202,031) of interest expense related to the Secured Loan.

In connection with the private placement that closed in March 2024, certain directors, officers and employees of the Company subscribed to 4,461,194 of the 2024 Units for a gross purchase price of $959,157.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), requires management to apply judgement in applying accounting policies.  The judgements that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.  In addition, IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amount of revenue and expenses during the reporting period, and disclosures made in the notes to the consolidated financial statements.  Outlined below are the assumptions and other sources of estimation uncertainty as at March 31, 2024 that have a risk of resulting in material adjustments to the carrying amounts of assets and liabilities within the next year.

Areas of judgement

Judgement is used in situations when there is a choice and/or assessment required by management.  The following are critical judgements apart from those involving estimations, that management has made in the process of applying the Company's accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Going concern

The determination as to the Company's ability to continue as a going concern is dependent on its ability to commercialize its technology, scale production and/or to secure debt and equity financing. Certain judgements were made when determining if and when the Company will successfully implement its commercialization efforts and to secure debt and equity financing.

Deconsolidation of Burcon Holdings

Judgement is required for the purposes of assessment of loss of control over Burcon Holdings. The facts and circumstances management considered included assessment over power, how relevant activities of Burcon Holdings are directed, linkage of power and return, including the Company's exposure to variability of returns from its involvement in Burcon Holdings.

Determination of Cash-Generating Units ("CGUs")

For the purposes of assessing impairment of goodwill and long-lived assets, the Company must identify CGUs. Assets and liabilities are grouped into CGUs at the lowest level of separately identified cash flows. Determination of what constitutes a CGU is subject to management judgement. The composition of a CGU can directly impact the recoverability of non-financial assets included within the CGU. Management has determined that the Company has one CGU.

Assessment of indicators of impairment of long-lived assets including property and equipment, deferred development costs and intangible assets

Judgement is required in assessing whether there are indicators of impairment of long-lived assets.  The Company tests property and equipment and deferred development costs for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable.  The information management considered in its assessment of indicators of impairment included plant-based protein market information and the Company's market capitalization, and other internal sources of information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

Sources of estimation uncertainty

Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Critical accounting estimates are also those that could potentially have a material impact on the Company's financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit loss

The Company recognizes an amount equal to the lifetime expected credit loss ("ECL") on amounts receivables and loans to Merit Foods for which there has been a significant increase in credit risk since initial recognition.

Useful lives of property and equipment and deferred development costs

Depreciation of property and equipment and amortization of deferred development costs are dependent upon estimates of useful lives and residual value which are determined through the use of assumptions. Estimates of residual value and useful lives are based on data and information from various sources including industry practice and historic experience. Although management believes the estimated useful lives of the Company's property and equipment and deferred development costs are reasonable, changes in estimates could occur, affecting the expected useful lives and salvage values of the property and equipment and intangible assets.

Goodwill impairment assessment

The Company determines the recoverable amount of its CGU when performing its annual impairment test for goodwill.  In determining the recoverable amount, the Company considers its market capitalization in determining the recoverable amount.  The estimate of recoverable amount is based on management's best estimates of what an independent market participant would consider appropriate.

Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. In estimating the fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company's future share price, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in different outcomes.

NEWLY ADOPTED ACCOUNTING STANDARDS AND AMENDMENTS

Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

The Company adopted the amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements which were effective for annual reporting periods beginning on or after January 1, 2023. The amendments to IAS 1 require entities to disclose their material accounting policy information.  The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality.  Under the amendments, an entity discloses material accounting policy information.  Accounting policy information is 'material' if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.  The amendments have not had a material impact on the Company's disclosures of accounting policies or measurement, recognition or presentation of any items within these statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET ADOPTED

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position.  Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition.  The amendment is effective for annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively, with earlier application permitted.  The Company does not expect the new standard will have a significant impact on the consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures ("DC&P"), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.  The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2024 and have determined these controls to be effective.

These officers are also responsible for designing and maintaining internal controls over financial reporting ("ICFR") or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company's ICFR.  They have evaluated and determined these internal controls and procedures over financial reporting as at March 31, 2024 and concluded they are effective.

There have been no significant changes in the DC&P and ICFR that occurred during the year ended March 31, 2024 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations.  Key risks factors are outlined below.  In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2024 under the section titled "Risk Factors", which is incorporated by reference herein.  The AIF is available at www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

Patents and proprietary rights - Burcon's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights.  Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  As at the date of this MD&A, Burcon has been granted a total of 129 patents in various countries covering a number of key processes and uses of Burcon's soy, pea, canola and flax protein products as functional food and beverage ingredients.  Of those patents, 61 have been granted in the United States.  Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurance that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties.  Burcon cannot be assured that competitors will not independently develop products similar to the Company's products or manufacture products designed to circumvent the exclusive patent rights granted to the Company.  Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization - Since inception, Burcon has conducted research and development on a number of plant proteins, including soy, pea, canola, hemp, sunflower and others.

Although Merit Foods completed construction of and commissioned a production facility to commercialize Burcon's pea and canola proteins, it had not begun to generate significant revenues from the sale of the Products to March 1, 2023 when it was placed in receivership.  As of the date of this MD&A, the sale process is ongoing.  Subsequent to March 31, 2024, Burcon announced that it intends to launch and produce canola proteins at its contract manufacturing facility in fiscal 2025.  However, it will take time for significant revenues to be generated from the sale of the proteins.  Depending on the outcome of Merit Foods' sale process, Burcon may need to find alternative pathways to produce Burcon's pea proteins.  No assurance can be given that Burcon will be able to find a solution to manufacture its pea proteins.

While Burcon launched and began commercial production of its hemp protein at its partner manufacturer facility, Burcon does not have an exclusive contract with this partner manufacturer and there is a risk that our partner may not be able to provide sufficient production capabilities to meet Burcon's needs.

Although Burcon is in various discussions with potential partners to commercialize its sunflower and soy proteins, there can be no assurance that a suitable partner will be found.

The long-term success of the Company's soy, pea, canola, hemp and sunflower proteins as well as pea protein / canola protein blends hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications.  There is no assurance that Burcon's products will meet industry standards, obtain market acceptance and within a reasonable time frame.  In addition, Burcon faces pricing risks for its products as it must price its proteins at a premium to market in order to achieve its business objectives.

As at the date of this MD&A, other than hemp, none of Burcon's other potential products are commercially available as a food ingredient.  The rising popularity of plant proteins has resulted in significant growth with increased participation by competitors entering the market to produce plant proteins.  Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Burcon.  These competitors may succeed in developing products earlier than Burcon, obtaining regulatory approvals for such products more rapidly than Burcon or in development of products that are more effective than those proposed to be developed by Burcon.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023

History of operating losses and financing requirements - Burcon has accumulated net losses of approximately $142.0 million from its date of incorporation through March 31, 2024.  Burcon has reported insignificant royalty revenues from Merit Foods.  While Burcon launched and began commercial production of its hemp protein during the year ended March 31, 2024, and executed its first commercial sale in May 2024, it will take time for significant revenues to be generated from the sale of these proteins.  Although Burcon has launched its plant processing and scale-up validation services in May 2023, it is not expected to generate significant revenues for Burcon in the short-term. Burcon expects its accumulated losses to increase as it continues to commercialize its products, its research and development and its product application trials.  Burcon expects to continue to incur substantial losses for the foreseeable future.  Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability.  The commercial success of any of Burcon's products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon's business costs.

Developing Burcon's products and conducting product application trials is capital intensive.  Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of $125.0 million from the sale or issuance of equity securities and convertible debentures.  As at March 31, 2024, Burcon had $4.2 million in cash.  Burcon estimates its cash resources are sufficient to fund the current level of operations through March 2025. Burcon may need to raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations.

OUTLOOK

For fiscal 2025, Burcon's main objectives will be to fully commercialize its hemp proteins by increasing production and sales, to identify and develop clear routes to market for its other protein products and to further develop its pipeline of plant-based protein technologies to include other novel renewable plant sources. Burcon will focus on partner development for the commercialization of its sunflower proteins while evaluating licensing strategies or other alternatives for its pea, canola and soy protein isolate technologies.  Burcon's activities will include:

  Working with its partner manufacturer to secure its production volume for hemp proteins;

  Working with HPS to market and sell Burcon's hemp proteins to generate revenues;

  identifying and securing a strategic partner(s) with the goal of commercializing its protein technologies including sunflower, soy, canola and pea protein technology;

  advancing Burcon's pipeline of plant-based protein technologies by conducting research to develop and refine its extraction and purification processes for novel protein products;

  filing patent applications to protect intellectual property arising from research and development of new protein technologies;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Years ended March 31, 2024 and 2023 secure and perform further contract research projects at WTC's in order to continue engaging the marketplace and enhance Burcon's leadership position in plant protein technologies;

  continue to refine its protein extraction and purification technologies, develop new technologies and related products;

  further strengthen and expand its core intellectual property portfolio;

  explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon's intellectual property portfolio and business initiatives; and

  pursue product development agreements with major food, beverage, and nutritional product companies to develop improved or novel applications for Burcon's other specialty proteins into their products.